Thompson, Hickey, Cunningham, Clow, April & Dolan, P.A.

Attorneys and counselors at law

Daniel H. April

David F. Cunningham

Patrick J. Dolan

John M. Hickey

C.W.N. Thompson, Jr.

Of Counsel

Megan Hadley Koehler*

*Not admitted in New Mexico

Janet Clow, Retired

March 21, 2019

Via EDGAR correspondence and E-Mail

Kimberly Browning

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street N.E.

Washington, D.C. 20549

Re:	Thornburg Investment Trust
Registration Number under the Securities Act of 1933: 33-14905
Registration Number under the Investment Company Act of 1940: 811-05201

Dear Ms. Browning:

I state below the above-referenced registrant’s responses to comments received from the staff on March 1, 2019 respecting post-effective amendment number 136 to the registrant’s registration statement under the Investment Company Act of 1940, filed on Form N-1A on February 1, 2019, relating to the Thornburg Capital Management Fund (the “Fund”).

The revisions to the registration statement that are described below are expected to be made in substantially the same form described, in the next post-effective amendment filed in respect of the Fund.

Prospectus

1.

Principal Investment Strategies. The staff asked the registrant to specify the type of mortgage-backed and asset-backed securities that the Fund may invest in as a principal strategy, to disclose the credit quality of those investments, and to confirm that the attendant risks of those investments are adequately described in the discussion of the Fund’s principal investment risks. The staff also requested that the registrant provide supplementally the percentage of the Fund’s net assets invested in mortgage-backed and asset-backed securities, and the percentage allocation of those investments invested in agency and non-agency mortgage- and asset-backed securities.

Response. At the current time, the registrant does not expect that the Fund will invest as a principal strategy in either mortgage-backed or asset-backed securities. Accordingly, the registrant will remove the references to mortgage-backed and asset-backed securities from the Fund’s principal investment strategies and principal investments risks. As of the date of this letter, the Fund did not have any investments in mortgage-backed and asset-backed securities.

460 St. Michael’s Drive Suite 1000 Santa Fe, New Mexico 87505	E-mail: dan_april@catchlaw.com Web address: www.catchlaw.com	Tel.: (505) 988-2900 Extension 103 Fax: (505) 988-2901

Kimberly Browning

March 21, 2019

2.

Principal Investment Risk. The staff asked the registrant to consider adding disclosure regarding “extension risk” to the principal investment risks of the Fund.

Response. The registrant generally understands the staff’s reference to “extension risk” to mean the risk that increases in market interest rates may result in fewer prepayments of debt obligations than would otherwise be expected. The registrant notes that the “Prepayment Risk” disclosure in the Fund’s principal investment risks provides disclosure regarding such risks. In response to the staff’s comment, however, the Fund will revise the risk disclosure heading to read as “Prepayment and Extension Risk.”

3.

Pricing of Fund Shares.” The staff noted that the last sentence of the first paragraph under the heading “Pricing of Fund Shares” states that shares are priced at the NAV next determined after receipt of an order “in proper form.” In that regard, the staff asked the registrant to add disclosure defining the term “proper form” in plain English.

Response. The registrant has reviewed the disclosures under the heading “Pricing of Fund Shares” in response to the staff’s comments. The phrase “in proper form” is intended to signal that a trade could be rejected if it is not submitted in the manner required by the transfer agent. The registrant believes that the disclosure is responsive to Form N-1A. Additionally, the term “proper form” is commonly used in mutual fund disclosure and is consistent with the General Instructions to Form N-1A. See General Instruction C.1.(c) (“Brevity is especially important in describing the practices or aspects of the Fund’s operations that do not differ materially from those of other investment companies.”) The registrant respectfully declines to revise the disclosure.

4.

Pricing of Fund Shares. The staff asked the registrant to add the disclosure specifying the holidays when Fund shares will not be priced as required by Item 11(a)(3) Form N-1A.

Response. The registrant notes that Instruction 1 to Items 11(a)(2) and 11(a)(3) of Form N-1A permits a Fund to meet the requirements of Item 11(a)(3) either by listing specific days when Fund shares will not be priced or through other means that effectively communicate the information, including an explanation that shares will not be priced on days on which the New York Stock Exchange is closed for trading. The registrant therefore believes that the Fund’s disclosure that it does not calculate its net asset value on days when the New York Stock Exchange is closed meets the requirements of Item 11(a)(3) of Form N-1A.

5.

Pricing of Fund Shares. The staff asked the registrant to confirm that the disclosure required by Instruction 2 to Item 11(a)(2) of Form N-1A is not applicable to the Fund.

Response. The registrant confirms that the Fund does not invest in securities that are primarily listed on foreign exchanges that trade on weekends or other days when the Fund does not price its shares. Therefore, the disclosure required by Instruction 2 to Item 11(a)(2) is not applicable to the Fund.

6.

Pricing of Fund Shares. The staff asked the registrant to include additional disclosure specifying the significant reasons for which the Fund’s management will review the investment valuations obtained from a pricing service and the circumstances under which management will use alternative methods to value those investments.

Response. The registrant will revise the third paragraph under the heading “Pricing of Fund Shares” to read substantially as follows:

In any case where a pricing service fails to provide a price for a debt obligation held by the Fund, or where Thornburg’s valuation and pricing committee determines that a valuation obtained from a pricing service is stale, does not reflect material factors affecting the valuation of the investment, is significantly different than the value the Fund is likely to obtain if it sought a bid for the investment, or is otherwise unreliable, the valuation and pricing committee will calculate a fair value for the obligation using alternative methods under procedures approved by the Trust’s Audit Committee.

Thompson, Hickey, Cunningham, Clow, April & Dolan, P.A. Attorneys and Counselors at Law

Kimberly Browning

March 21, 2019

Statement of Additional Information

7.

Investment Limitations. The staff requested that the registrant revise the reference to the Fund’s “Investment Restrictions” section on page 22 of the statement of additional information (“SAI”) to be consistent with the “Investment Limitations” section, if applicable, beginning on page 24 of the SAI.

Response. The registrant agrees with the staff’s comment and has revised the disclosure accordingly.

Other Matters

Please contact me or Meg Koehler with any questions. We appreciate the staff’s time and attention to our filings.

Sincerely,

/s/ Daniel April

Daniel April

Thompson, Hickey, Cunningham, Clow, April & Dolan, P.A. Attorneys and Counselors at Law